UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 28, 2012

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2

80333 Munich

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Relations

Munich, November 28, 2012

Ad-hoc Announcement

according to § 15 WpHG (Securities Trading Act)

Siemens to acquire Invensys Rail and to divest of baggage handling, postal and parcel sorting activities

Today, the Supervisory Board of Siemens AG approved the decision of the Managing Board to enter into an agreement to acquire Invensys Rail, the rail automation business of Invensys for approx. €2.2 billion (£1.742 billion). Invensys Rail with currently around 3,200 employees and revenues of £775 million in its last financial year ending March 2012 shall be integrated into Siemens’ Rail Automation Business Unit headquartered in Berlin, Germany, as part of the Mobility and Logistics Division in the Infrastructure & Cities Sector. The transaction is subject to Invensys’ shareholder approval which is expected to be voted on at a General Meeting planned for December 2012. Furthermore, Invensys’ lenders, the UK pension regulator and anti-trust authorities need to consent to the transaction. Overall Siemens will not take on any significant pension liabilities with the transaction. Siemens expects the transaction to close in the second quarter of calendar year 2013.

At the same time, the Supervisory Board approved the decision of the Managing Board to divest its baggage handling, postal and parcel sorting activities to further focus the activities of the Siemens Infrastructure & Cities Sector. In FY 2012, the business generated revenue of approximately €900 million, a mid-single digit profit margin and had around 3,600 employees as of Sept 30th, 2012.

Disclaimer

This document contains statements related to our future business and financial performance and future events or developments involving Siemens that may constitute forward-looking statements. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. We may also make forward-looking statements in other reports, in presentations, in material delivered to stockholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements or anticipated on the basis of historical trends. These factors include in particular, but are not limited to, the matters described in Item 3: Key Information - Risk factors of our most recent annual report on Form 20-F filed with the SEC, in the chapter “Risks” of our most recent annual report prepared in accordance with the German Commercial Code, and in the chapter “Report on risks and opportunities” of our most recent interim report.

Further information about risks and uncertainties affecting Siemens is included throughout our most recent annual, and interim reports as well as our most recent earnings release, which are available on the Siemens website, www.siemens.com, and throughout our most recent annual report on Form 20-F and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of Siemens may vary materially from those described in the relevant forward-looking statement as being expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends, nor assumes any obligation, to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: November 28, 2012		/s/ MARIEL VON DRATHEN
	Name:	Mariel von Drathen
	Title:	Head of Investor Relations

/s/ FRANK SCHIEFFER
	Name:	Dr. Frank Schieffer
	Title:	Head of Capital Markets (Legal)